SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Tobira Therapeutics, Inc.

(Name of Subject Company)

Tobira Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88883P 10 1

(CUSIP Number of Class of Securities)

Laurent Fischer, M.D.

President and Chief Executive Officer

701 Gateway Boulevard, Suite 300

South San Francisco, CA 94080

(650) 741-6625

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jay K. Hachigian Bennett L. Yee Andrew Y. Luh Heidi E. Mayon Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, California, 94063 (650) 321-2400	Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts, 02116 (617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Tobira Therapeutics, Inc., a Delaware corporation (“Tobira” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 3, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sapphire Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Tobira at a price of (x) $28.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (y) one contractual contingent value right per Share, which represents the right to receive contingent payments of up to $49.84 in cash in the aggregate, if any, if certain specified milestones are achieved, upon the terms and subject to the conditions set forth in the offer to purchase dated October 3, 2016 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO filed by Purchaser, Parent and Allergan with the SEC on October 3, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibit (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The table below the second paragraph in “Item 3. Past Contracts, Transactions, Negotiations and Agreement—Arrangements Between Tobira and its Executive Officers, Directors and Affiliates—Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger” on page 6 of the Schedule 14D-9 is amended and restated in its entirety to read as follows:

Name	Number of Shares Owned	Cash Consideration Payable in Respect of Shares	Contingent Consideration Payable in Respect of Shares (1)
Laurent Fischer	—	—	—
Eric Lefebvre	—	—	—
Christopher Peetz	—	—	—
Helen Jenkins	—	—	—
Dennis Podlesak	—	—	—
Andrew Fromkin(3)	16	$453.60	$797.44
Pierre Legault	—	—	—
Patrick Heron	—	—	—
Eckard Weber(2)	243,726	$6,909,632.10	$12,147,303.84
Jeffrey H. Cooper	—	—	—
Gwen Melincoff	—	—	—
Carol Brosgart	—	—	—
All of Tobira’s current directors and executive officers as a group (12 persons)	243,742	$6,910,085.70	$12,148,101.28

(1)	Amount payable in respect of CVRs, assuming that the total payments under the CVR for each Share will be $49.84 per Share. As explained herein, each CVR payment is conditioned on achieving certain milestones which may not be achieved.

(2)	Consists of 243,726 Shares held by Eckard Weber Living Trust UTA dated November 20, 2007, of which Dr. Weber is the trustee.

(3)	Consists of 11 Shares held by Andrew Fromkin and five Shares held by a child of Mr. Fromkin.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The third and fourth sentences in the first paragraph of “Item 8. Additional Information—Regulatory Approvals” on page 57 of the Schedule 14D-9 are amended and restated in their entirety to read as follows:

“Each of Allergan and Tobira filed on October 3, 2016 Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. As a result, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on November 2, 2016, unless earlier terminated by the FTC and the Antitrust Division, Allergan and Tobira elect to withdraw and re-submit their Notification and Report Forms, or the FTC or the Antitrust Division issues a request for additional information and documentary material prior to that time.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2016	Tobira Therapeutics, Inc.

	By:	/s/ Laurent Fischer, M.D.
Name: Laurent Fischer, M.D.
Title: Chief Executive Officer